Filed by First Chester County Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Home Bank, National Association

Commission File No. 000-12870

The following consists of materials distributed to the Chester County media distribution list, which consists of local newspapers, business magazines, broadcast media and selected industry trade publications.  The following materials are also posted on the websites of First National Bank of Chester County and American Home Bank, National Association.

American Home Bank, NA l Background

American Home Bank, NA is a national bank headquartered in Lancaster County, Pennsylvania. The bank has a strong commitment to consumers through traditional residential mortgage lending primarily in Pennsylvania, Maryland, and the surrounding Mid-Atlantic states. American Home Bank employs approximately 280 people throughout its operations.

The bank originated approximately $1 billion in high-quality residential mortgage loans in the twelve months ended August 31, 2008, and had assets of approximately $268 million as of June 30, 2008.

The bank headquarters is located in Mountville (Lancaster County), Pennsylvania, with a second branch in Carlisle and a loan processing office in Lewisburg.

In August 2007, American Home Bank was named by Inc. Magazine to the Inc. 5,000 List of Fastest Growing Private Companies in America.

The April 4, 2008 edition of Central Penn Business Journal named American Home Bank the #1 Mortgage Lender in Central PA for the sixth consecutive year. “We have a great team at American Home Bank... a team that took us to #1 six years in a row,” commented CEO Jim Deitch.

The co-founders of the bank are Chairman and Chief Executive Officer James M. Deitch and President and Chief Operating Officer A.R. Miller Smith.

Deitch was previously Chairman, CEO and co-founder of Keystone National Bank and Keystone Financial Mortgage Corporation, and Executive Vice President of Keystone Financial, Inc. He was also President and CEO of Parent Federal Savings Bank for four years. He has held managerial positions with International Signal & Control Group, Air Products and Chemicals, Inc., and Arthur Anderson & Company. He holds an MBA from Lehigh University and is a Certified Public Accountant.

Smith was named one of Pennsylvania’s Best 50 Women in Business for 2003. She was a co-founder and President of Keystone Financial Mortgage Corporation. She is a graduate of Penn State University.

American Home Bank’s executive management team has been an innovator in niche mortgage lending for more than 20 years. They have worked with investors to develop loan products unique in the construction industry. American Home Bank’s mortgages are high-quality mortgage loans to qualified borrowers.

The bank is a member of the Federal Reserve and is an Equal Housing Lender. American Home Bank’s deposits are insured by the Federal Deposit Insurance Corporation. American Home Bank is rated by the Office of Comptroller of the Currency as “well capitalized.”

American Home Bank was issued a federal charter by the Office of the Comptroller of the Currency on August 6, 2001.

For additional information, visit American Home Bank’s website at www.bankahb.com.

First National Bank of Chester County l Background

First National Bank of Chester County has been serving the community since 1863. The bank is headquartered in West Chester, Chester County, Pennsylvania. First Chester County Corporation, founded in 1984, is the bank holding company for First National.

First National has earned the reputation as the leading independent community bank headquartered in Chester County, a reputation that is the result of their commitment to customer service. Their philosophy has remained unchanged for the last 144 years.

The bank’s leadership team, Chairman and Chief Executive Officer John A. Featherman III and President Kevin C. Quinn, has served since their election in 2003. The Board of Directors is comprised of business and civic leaders from the region.

Total assets of First National were $976 million as of June 30, 2008. For the same period, the gross loans and leases totaled $787 million, and the bank’s deposits were $729 million.

First National offers a full range of quality services for the business community and individuals, including wealth management services.

First National operates 21 branches offices and offers 7-day banking at four of its branches: Goshen, Bradford, Phoenixville, and Royersford.

As a strong community bank, First National’s local leadership and approximately 260-employee team is focused on building long-term relationships and truly helping people.

“Last year our employees donated over 6,100 hours of their own time to organizations right here in Chester County. First National is a true community bank. Among the many charities and organizations that benefited from our contributions, I am particularly proud of our work with the Coatesville Veterans Hospital,” Mr. Kevin C. Quinn said at the bank’s 2008 annual meeting.

Mr. Featherman added, “First National’s community involvement will also include continued sponsorships of the Return to Honor Program, a returning Veterans re-integration program. This program, coordinated by the Freedoms Foundation at Valley Forge, assists returning soldiers from Iraq and Afghanistan in gaining a renewed sense of purpose and mission.”

For additional information, visit First National’s website at www.1nbank.com.

First National Bank of Chester County l Questions & Answers

Why has First National agreed to acquire American Home Bank?

We’ve identified a number of reasons why we believe this acquisition makes good sense.

First is strategic growth — which is a priority for us. Joining the two banks will make us a $1.2 billion bank with 23 branches covering five counties and serving Pennsylvania, Maryland, and primarily the surrounding Mid-Atlantic states through our mortgage operations. We believe this acquisition is financially prudent, a good value, and a good move for both institutions.

Second, this is also a strategic move that strengthens the bank’s core on four levels by growing and diversifying: 1) its asset base; 2) its geographic base; 3) its market reach into the mortgage industry; and 4) its ability to generate non-interest income.

Last, we further believe that American Home Bank’s unique strengths in mortgage banking — with its expertise and leadership in mortgage acquisition, processing, and placement across 39 states — will bring a level of sophistication and growth potential to First National that we could not develop any other way.

It is our feeling that the total package of combined strengths and potential make this acquisition not merely a sensible move — but a sound strategic move.

First National doesn’t have a record of acquiring other businesses.

This is our first such transaction in 144 years. That’s why our management team invested the time to thoroughly research and examine every part of this transaction.

We also sought the advice of outside experts. In our opinion, the acquisition is an excellent business move by First National.

We have also begun planning carefully for the integration of the two organizations.

Why now?

We are thinking long-term. We believe this is the right opportunity at the right time — that it is a solid, strategic move that is good for both parties.

It is also our belief that this acquisition creates opportunities on both sides. We feel we have a solid reputation, market presence, and capital base to offer our new bank partner — and they have assets, strengths, expertise, and technology to offer us.

In the near term, as the economy rebounds and the real estate market re-emerges, it is our belief that there will be excellent growth opportunities in serving the prime mortgage market — not only locally, but primarily throughout the Mid-Atlantic states.

Why is First National expanding its mortgage division —
with all of the subprime mortgage problems?

Despite the difficulties in the housing and mortgage market, the National Association of Realtors estimates that over 4 million existing and new homes will be sold in 2008.

Further, many competitors have left the mortgage market, and it is our belief that a well-planned approach can expand First National’s existing residential mortgage business with a focus on conventional, FHA, and VA mortgages serving qualified homebuyers who provide full documentation in support of their mortgage applications.

Are mortgages a new area for First National?

First National has written quality, conventional mortgages since it opened its doors in 1863. Prime mortgages are the bedrock of the housing and real estate markets — especially in our markets.

American Home Bank’s expertise and technology systems have the potential to substantially boost our capacity and expertise in this area. In the 12 months ended August 31, 2008, American Home Bank processed approximately $1 billion in high-quality residential mortgage loans.

What are the differences between a prime and subprime mortgage?

Prime borrowers have strong credit scores and repayment histories, provide documentation for income and assets, and provide a down payment of 20%, or alternatively purchase private mortgage insurance. Subprime borrowers typically have little or no down payment, provide little or no documentation, and have lower credit scores.

Both First National and American Home Bank avoid funding subprime mortgages.

Will American Home Bank fit with First National’s  philosophy?

We believe so. Both banks share a long-standing commitment to the principles of community banking.

First National has been a community bank dedicated to serving our customers for almost a century and a half. Both banks emphasize customer service and community service.

American Home Bank has embraced customer service since its inception and takes great pride in having its main phone line always answered by a person and all calls are returned the same business day.

Will American Home Bank take First National’s name?

Not for the foreseeable future. American Home Bank will retain its identity for at least two years, becoming a division of First National Bank of Chester County.

Why is First National Bank of Chester County moving outside the county?

First National has been expanding its coverage area for some time with the recent opening of new branches as far south as Oxford and as far north as Royersford (both in Chester County, Pennsylvania).

We believe that Chester County and Lancaster County are both strong growth areas and present significant opportunities.

In addition, recent bank mergers in Lancaster County have created an opportunity for a new community bank in that area.

How is this pending acquisition likely to affect First Chester County Corporation’s share price?

We hope that this acquisition will be seen as positive news — both short and long term. Over time, we believe this move will clearly make First National stronger, more competitive, and will open up new markets — and we hope our share price will reflect that.

Will this purchase drain resources and hinder other goals of First National?

This acquisition does come with a cost. Any good purchase does so.

One of First National’s main goals has always been to remain a leading independent community bank. We believe this acquisition is an important step toward strengthening the bank and therefore helping us achieve that goal.

Another primary goal is to always be a financially successful bank for our shareholders. We have seen indications that our economy and the housing industry are slowly starting to rebound. In our view, this pending acquisition helps position First National to take advantage of that rebound.

Will the two banks assimilate well?

We believe that our similar cultures, customer-focus, and range of products and services together will create a stronger bank.

How much overlap is there between the two banks?

First National and American Home Bank have virtually no overlap in terms of our service areas. Operationally, we have some overlap — and our transition team will be working on how to best address those issues.

What is being done to integrate the two banks?

Transition team leaders from each bank are being chosen now. They will be working together to map priorities and opportunities for the combined organization with senior management, and then will form a working team to address the integration challenges directly. This joint transition team will make recommendations for First National’s leadership and Board to act upon.

What can we expect?

One of the goals of an acquisition is to create better operating efficiencies, and a stronger company. Cost savings often result from elimination of redundancies — such as in third party vendor services (i.e., data processing, service contracts) and processes such as compliance examinations, professional fees, and other outside services.

Will there be service interruptions to customers during the transition?

No service interruptions are expected.

Is this the first of other acquisitions? Does this represent the beginning of a new growth strategy for First National?

We are constantly looking at strategic opportunities, but we are definitely not embarking on an acquisition frenzy. Our priority now is to complete this transaction and be successful in integrating both organizations together to produce a strong working relationship.

Are there other potential advantages of this acquisition?

We believe the acquisition blends the respective strengths of both companies. First National has an outstanding commercial lending capability. American Home Bank’s size limited its ability to provide commercial lending services to many prospects in its Lancaster and Cumberland County market areas. First National’s larger lending limits will allow many more commercial customers to be served in these markets.

The expertise of American Home Bank’s mortgage banking team, in our opinion, can expand the residential lending products offered to First National’s customers as well as attract new customers to First National’s existing community offices.

Our belief is that First National’s balance sheet will support continued growth of American Home Bank’s residential lending business, and provides substantial funding cost advantages.

American Home Bank, NA l Questions & Answers

Why has American Home Bank agreed to sell?

We believe American Home Bank has an outstanding record as a mortgage lender. To reach the next level, we believe we need access to more capital and support from a larger institution.

Being affiliated with First National Bank of Chester County will enable our organization to expand and to have access to more resources from a strong, established, and larger community bank.

Why have you chosen to enter into this agreement
with First National Bank of Chester County?

First, First National has an excellent reputation at all levels — from customers to the banking industry and to bank regulators.

Second, they also have experienced leaders with a vision that matches ours.

That’s why we believe First National is the right institution and will allow our organization to grow to our full potential.

Will American Home Bank retain its name?

We expect to retain the AHB name for at least the next two years. We believe American Home Bank has an excellent reputation and it is an asset. We will become a division of First National Bank of Chester County.

Will American Home Bank branches remain open?

We expect that to be the case.

What will happen to the Board of Directors of American Home Bank?

Our Board has been an excellent resource and has guided our growth to this point. Our directors have provided customer referrals and have been great supporters of American Home Bank. The directors will become shareholders of First Chester County Corporation.

The outside directors will not have a formal board governance role going forward. The directors have each assured me (Jim Deitch) that they will remain outstanding supporters of American Home Bank and First National.

Will the two banks assimilate well?

We believe that our similar cultures, customer-focus, and range of products and services together will create a stronger bank.

How much overlap is there between the two banks?

First National and American Home Bank have virtually no overlap in terms of our service areas. Operationally, we have some overlap — and our transition team will be working on how to best address those issues.

What is being done to integrate the two banks?

Transition team leaders from each bank are being  identified and will be working together to map priorities and opportunities for the combined organization with senior management. They will form a working team to address the challenges directly. This joint transition team will make recommendations to the bank’s leadership and Board.

What can we expect?

One of the goals of an acquisition is to create better operating efficiencies, and a stronger healthier company. Cost savings often result from elimination of redundancies — such as in third party vendor services (i.e., data processing, service contracts) and processes such as compliance examinations, professional fees, and other outside services.

Will there be service interruptions during the transition?

No service interruptions are expected. In fact, this acquisition should offer customers a greater range of product and service opportunities.

What will the acquisition mean to AHB customers?

We believe that American Home Bank customers will enjoy an expanded network of branches and more product and service options than ever before — all with the same friendly customer service and high banking standards they’ve come to know and expect from American Home Bank.

Are there other potential advantages of this acquisition?

In our view, this pending acquisition blends the respective strengths of both companies. First National has an outstanding commercial lending capability. American Home Bank’s size limited its ability to provide commercial lending services to many prospects in its Lancaster and Cumberland County market areas. First National’s larger lending limits will allow more commercial customers to be served in these markets.

We also believe the expertise of American Home Bank’s mortgage banking team can expand the residential lending products offered to First National’s customers as well as attract new customers to First National’s existing community offices.

Our belief is that First National’s balance sheet will support continued growth of American Home Bank’s residential lending business, and provides substantial funding cost advantages.

Additional Information About The Merger and Where to Find It

In connection with the proposed merger, First Chester County Corporation (the “Corporation”) will be filing documents concerning the merger with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 which will include a proxy statement of American Home Bank, National Association (“AHB”) to be distributed to shareholders of AHB, that also constitutes a prospectus of the Corporation. Investors are urged to read the registration statement and the prospectus/proxy statement regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Corporation and AHB, free of charge from the SEC’s Internet site (www.sec.gov), by contacting First Chester County Corporation at 484-881-4141 or by contacting American Home Bank, National Association, at 717-285-6400. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Participants in The Merger

The Corporation, AHB and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from AHB shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the AHB shareholders in connection with the proposed merger will be set forth in the prospectus/proxy statement when it is filed with the SEC. You can find information about First Chester County Corporation’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2008. You can obtain free copies of this document from the Corporation using the contact information above. You can find information about American Home Bank, National Association’s executive officers and directors from the AHB website, www.bankahb.com. In addition, in connection with the execution of the merger agreement, James M. Deitch, Chairman and Chief Executive Officer of AHB, and A.R. Miller Smith, President and Chief Operating Officer of AHB, have entered into employment agreements with the Corporation setting forth the terms under which these individuals will continue their employment with the Corporation following the merger. Additional information regarding these arrangements and the interests of such participants will be included in the prospectus/proxy statement that will be filed with the SEC and available free of charge as indicated above.

This document is not an offer to sell shares of the Corporation’s securities which may be issued in the proposed merger. Such securities are offered only by means of the prospectus/proxy statement referred to above.

Safe Harbor for Forward-Looking Statements

This document may contain “forward-looking” statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “hopes,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements due to various factors. Such factors that might cause such a difference include, but are not limited to, the ability for American Home Bank, National Association to obtain shareholder approval of the merger, the possibility that the merger will not close or that the closing will be delayed, the challenges and costs of integrating the operations and personnel of the companies, reactions of customers of the companies, changing economic and competitive conditions, volatility in interest rates, costs associated with complying with laws, rules and regulations, and other risks and uncertainties, including those disclosed previously and from time to time in First Chester County Corporation’s filings with the Securities and Exchange Commission.